October 25, 2016

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 3030
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda Ravitz
Caleb French
Daniel Morris
Dennis Hult
Kate Tillan

Re:	Quantenna Communications, Inc.
Registration Statement on Form S-1
File No. 333-213871

Acceleration Request
Requested Date: October 27, 2016
Requested Time: 4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Quantenna Communications, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-213871) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Derk Lupinek at (650) 493-9300.

* * * *

Sincerely,

QUANTENNA COMMUNICATIONS, INC.

/s/ Tom MacMitchell
Tom MacMitchell
General Counsel and Secretary

cc:	Sam Heidari, Quantenna Communications, Inc.
Sean Sobers, Quantenna Communications, Inc.

Arthur F. Schneiderman, Wilson Sonsini Goodrich & Rosati, P.C.
John T. Sheridan, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP